UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On June 17, 2021, The Board of Directors of EXFO Inc., a Canadian corporation, announced that it wishes, after careful consideration with the assistance of its independent financial and legal advisors and acting on the unanimous recommendation of the special committee of the Board of Directors comprised entirely of independent directors, to clarify the situation for shareholders and other stakeholders about the unsolicited non-binding proposal made by Viavi Solutions Inc. This report on Form 6-K sets forth the news release disclosed on June 17, 2021. This press release is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: June 17, 2021

PRESS RELEASE
For immediate release

EXFO clarifies the situation about the unsolicited non-binding proposal made by Viavi Solutions Inc.

QUEBEC CITY, CANADA, June 17, 2021 — The Board of Directors of EXFO Inc. (NASDAQ: EXFO; TSX: EXF) (“EXFO” or the “Corporation”) wishes, after careful consideration with the assistance of its independent financial and legal advisors and acting on the unanimous recommendation of the special committee of the Board of Directors comprised entirely of independent directors (the “Special Committee”), to clarify the situation for shareholders and other stakeholders about the unsolicited non-binding proposal (the “Proposal”) made by Viavi Solutions Inc.

In a going-private transaction announcement on June 7, 2021 and as reiterated on June 16, 2021 in a press release, Mr. Lamonde (the “Controlling Shareholder”) who controls, directly or indirectly, 61.46% of the issued and outstanding shares of EXFO and 93.53% of the voting rights attached to all the issued and outstanding shares of EXFO, indicated to EXFO’s Board of Directors that he would not consider any alternative change of control transaction.

Consistent with its fiduciary duties, EXFO’s Board of Directors, with Mr. Germain Lamonde and Mr. Philippe Morin having recused themselves from the meeting, reviewed and diligently considered the Proposal along with the Special Committee and their advisors. The unambiguous statement by the Controlling Shareholder that he rejects the Proposal led EXFO’s Board of Directors to conclude that it will not pursue the Proposal as it is not capable of being completed.

EXFO intends to mail a management proxy circular to its shareholders in the coming weeks and to hold a special meeting of shareholders on July 30, 2021. Additional details regarding the terms and conditions of the proposed transaction as well as the rationale for the recommendations made by the Special Committee and the Board of Directors will be set out in the management proxy circular to be filed and mailed to shareholders, which, together with the Arrangement Agreement, will be available under EXFO’s profile at www.sedar.com.

In addition, the Corporation will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the transaction, which will include as an exhibit thereto the Arrangement Agreement. All parties desiring details regarding the transaction are urged to review these documents, which will be available at the SEC’s website www.sec.gov.

In connection with the transaction, the Corporation will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATION, THE TRANSACTION, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders will also be able to obtain these documents, as well as other filings containing information about the Corporation, the transaction, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

No Offer or Solicitation
This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares of EXFO.

EXFO-C

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com